EXHIBIT 99.27



NEWS RELEASE                       (Q3-03-15)                  September 4, 2003
                                                                     Page 1 of 4



NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWS SERVICES


YAMANA COMMENCES GOLD PRODUCTION AND PROVIDES UPDATE
--------------------------------------------------------------------------------

Yamana Gold Inc. (YRI - TSX) announces that it has commenced production at the Fazenda Brasileiro mine. Fazenda Brasileiro began operating under the control of Yamana effective mid-August since the closing of the acquisition from Companhia Vale do Rio Doce (CVRD). In the period of less than two weeks since completing the acquisition from CVRD, Yamana has produced 3,420 ounces of gold and at current production levels, Yamana is on track to produce over 100,000 ounces of gold per year. Transition of ownership at Fazenda Brasileiro has progressed without any interruptions in operations.

Yamana is also pleased to announce that it has implemented its planned cash cost reduction program at Fazenda Brasileiro and implemented additional operational changes for further cost control. Yamana plans to initially reduce and maintain cash costs around CVRD's forecast US$225 per ounce gold and subsequently reduce cash costs to levels at or below historical levels of US$200 per ounce gold. The cash cost reduction program and operational changes include the following.

     o Rationalization of certain services provided by contractors to reduce the number of contractors and the number of management personnel required to provide oversight.
     o Assumption of accounting and administrative functions originally provided at CVRD corporate offices by mine personnel to reduce general and administrative expenses.
     o    Assumption of certain contractor services by employees.
     o    Streamlining of purchasing and procurement.
     o    Replacement of certain worker benefits and pensions.
     o Implementing an updated maintenance program for mine fleet and equipment.
     o    Reduction of overbreak to reduce waste.
     o Improved monitoring of mining activities to reduce dilution and increase mining grade.

Further cost reduction measures will include a decrease in the number of shifts and increase in the work hours per shift which is being discussed with local unions.

Yamana continues to conduct drilling in areas surrounding underground workings and satellite deposits to increase mine life at Fazenda Brasileiro. Drilling is expected to continue at the F, G, CE and E-Deep underground areas and commence at the Canto and Cedro satellite deposits. Yamana plans 36,000 meters of drilling with internal rigs and 10,000 additional meters of deeper drilling by contractors over the next six months. Yamana is also evaluating recent core drilling conducted by CVRD to update its reserve and resource

News Release (Q3-03-15) Continued                              September 4, 2003
                                                                     Page 2 of 4



estimates. As at August 1, 2003, CVRD estimated proven and probable mineral reserves of 232,000 ounces gold, measured and indicated mineral resources of 66,000 ounces gold and inferred resources of 144,000 ounces gold. The CVRD inferred mineral resources estimate has added 69,700 ounces of gold to the previous inferred mineral resources estimate reviewed by Watts Griffis & McOuat Limited (WGM). Further information relating to the additional inferred resources estimated by CVRD is set forth in the attached table. For details of the proven and probable mineral resources and measured, indicated and inferred mineral resources reviewed by WGM, please refer to the independent technical report prepared by WGM dated July 4, 2003 available at www.sedar.com.

Yamana also announces that it has hired Kappes Cassidy (Reno, Nevada) to complete a final feasibility study at Fazenda Nova. Golder Associates and ECI Engineering have also been retained to provide backup information for Kappes Cassidy. As part of its review, Kappes Cassidy will also conduct a trade off study to determine whether gold production can be increased above the previously proposed 109,000 ounces gold over the initial three year mine life. Yamana proposes increasing planned production from the approximately 35,000 ounces gold per year to over 50,000 ounces gold per year. Yamana believes this can be achieved without significant increase in capital expenditure. Production at Fazenda Nova at the original or proposed production level will commence in the second half of 2004.

Further drilling of Fazenda Nova's Lavrinha and Vital deposits, in the satellite deposits and the deeper zones beneath the saprolitic zones at Lavrinha and Vital will begin in September. Yamana's planned drilling will determine whether the mine life at Fazenda Nova can be increased. Yamana plans to conduct 3,500 meters of drilling in the oxide zones and 4,000 meters of drilling in the deeper sulphide zones beneath the Lavrinha and Vital saprolite deposits. Drilling is expected to be completed in a four month period and an updated reserve and resource estimate would be available on completion of Yamana's fiscal year.
Yamana's drilling will initially focus outside the areas of the planned open pits between the Lavrinha and Vital deposits to determine whether there is continuity of the deposits. Geological trends and prior drilling in these areas suggest continuity of mineralization.

Total production from both Fazenda Brasileiro and Fazenda Nova is expected to exceed 150,000 ounces gold per year assuming the accelerated production plan at Fazenda Nova or 135,000 ounces gold per year assuming the original Fazenda Nova production plan commencing in the second half of 2004. Cash costs would be at or below US$200 per ounce gold.

Yamana also proposes a substantial drilling program at Sao Francisco to be carried out in three parts commencing in October. The first part involves sinking a 210 meter ramp from which a drift would be extended for 500 meters exposing the high grade ore beneath the

News Release (Q3-03-15) Continued                              September 4, 2003
                                                                     Page 3 of 4


areas of the planned open pit. Bulk sampling would follow for grade determination and metallurgical testing. Yamana would then undertake a 9,000 meter drilling program (sixty drill holes at 150 meters per hole) drilled from the drift. Yamana would also undertake an additional 5,600 meter surface drilling program (14 drill holes at 400 meters per hole) concurrently with the drift program. The additional drilling would evaluate the extent to which high grade ore extends outside the area of the planned open pit. Yamana believes that the reserves at Sao Francisco may be significantly increased from this drilling. Yamana will continue with its plans to update the initial feasibility study for Sao Vicente and Sao Francisco with planned production at Sao Vicente commencing in early 2005, all as previously announced. However, the production decision at Sao Vicente may be deferred if the drilling results for Sao Fransisco meaningfully increase the reserves at Sao Fransisco. Production for Sao Fransisco is planned for early 2006 and may be accelerated depending on the drilling results.

Yamana also announces that it has filed a preliminary prospectus with Canadian security regulators relating to the distribution of common shares and share purchase warrants issuable in exchange for the previously issued subscription receipts. The subscription receipts entitle the holders to acquire 46,250,000 common shares and 23,125,000 share purchases warrants for no additional consideration. Each share purchase warrant entitles the holder to acquire one common share at $1.50 per share for a five year period. Aggregate proceeds from the issue of subscription receipts were $55.5 million. Yamana has received conditional approval for listing the share purchase warrants on the Toronto Stock Exchange subject to the usual conditions.

Subscription receipts will be exchanged for common shares and share purchase warrants for no additional consideration on the fifth day after the final prospectus is filed with securities regulators. Holders will be advised when the final prospectus filing occurs and the procedure for exchanging subscription receipts for common shares and share purchase warrants.

Yamana is a Canadian intermediate gold producer with significant production, development stage and exploration properties and land positions in all major mineral areas in Brazil. Yamana also holds gold exploration properties in Argentina subject to earn-in by the Peruvian gold producers Buenaventura and Hochshild. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone

News Release (Q3-03-15) Continued                              September 4, 2003
                                                                     Page 4 of 4



President & Chief Executive Officer
(509) 838-6615
E-mail: investor(a)yamana.corn


Effective September 15, 2003, Yamana's head office will move to:
150 York Street, Suite 1902
Toronto, Ontario M5H 3S5
(416) 815-0220



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The following table sets forth the additional Mineral Resources for the Fazenda Brasileiro property estimated by CVRD as at August 1, 2003.


              CVRD Additional Estimated Inferred Mineral Resources
                (Excluding Proven and Probable Mineral Resources)

                                             Grade            Contained Gold
Area                   Tonnes           (grams per tonne)           (ounces)
----                   ------           -----------------           --------

E86                    47,000                 3.70                    5,600
E-east                260,000                 4.00                   33,400
RE+R2+CD              150,000                 3.70                   17,800
Barrocas              250,000                 1.50                   12,100
Canto 3                15,000                 1.58                      800
Total                 722,000                 3.00                   69,700
-------------------------------

(1) The Mineral Resources for the Fazenda Brasileiro property set out in the table above have been prepared by CVRD and have not been reviewed by WGM nor any other independent consultant. The Mineral Resources are classified as Inferred Mineral Resources.
(2) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
(3) E, RE, R2 and CD are underground zones. Barrocas and Canto are satellite zones outside the area of the existing underground mine workings.